SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 5, 2019

Confidential

Ms. Christine Torney

Mr. Kevin Vaughn

Mr. Jeffrey Gabor

Ms. Christine Westbrook

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	I-Mab (CIK No. 0001778016)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on July 29, 2019

Dear Ms. Torney, Mr. Vaughn, Mr. Gabor, and Ms. Westbrook:

On behalf of our client, I-Mab, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 24, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 29, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

September 5, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2019 and comparable financial information for the same period in 2018, and (ii) included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1 submitted July 29, 2019

Prospectus Summary

Overview, page 1

1.

We note your references throughout your registration statement to your product candidates as potentially “first-in-class” or “best-in-class” biologics. These terms suggest that the product candidates are effective and likely to be approved. Further, it is inappropriate for you to state or imply that you will achieve a given market share given the length of time and uncertainty with respect to securing marketing approval for your product candidates. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

Securities and Exchange Commission

September 5, 2019

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the references to “first-in-class” or “best-in-class” in its disclosure were primarily used to articulate the Company’s mission and commitment to discovering and developing new medicines with first-in-class or best-in-class potential for oncology or autoimmune disease, rather than a blanket statement of fact about the nature of all of the Company’s drug candidates or investigational drugs. In response to the Staff’s comment, the Company has made revisions throughout the Revised Draft Registration Statement to (i) delete those references that might have implications that the Company’s drug candidates or investigational drugs have been proven efficacious or that they are guaranteed to receive regulatory approvals in their target markets; and (ii) where the Company refers to a particular drug candidate or investigational drug as “best-in-class” in the Draft Registration Statement, replace the phrase “best-in-class” with “highly differentiated” to avoid potential confusion. Set forth below are the key considerations behind the revisions made by the Company:

(1)

The Company respectfully advises the Staff that, in the Revised Draft Registration Statement, it refers to its drug candidates, TJ107, Enoblituzumab and TJX7, as “first-in-class.” TJ107 is the first long-acting recombinant human interleukin-7, Enoblituzumab is the most advanced clinical stage humanized antibody targeting T cell checkpoint regulator B7-H3 (Y-Mab’s radio-labelled mouse B7-H3 antibody is not a conventional drug candidate), and TJX7 is the first humanized neutralizing antibody targeting CXCL13 chemokine, respectively. To the best knowledge of the Company, there are no other competing investigational drugs currently in clinical development by a third party that target long-acting recombinant human interleukin-7, B7-H3 or CXCL13 chemokine in oncology or autoimmune diseases. The Company also notes that the Food and Drug Administration’s Center for Drug Evaluation and Research has defined “first-in-class” drugs to include, for example, those that use a new and unique mechanism of action to treat a medical condition. As such, the Company respectfully submits that the use of the phrase “first-in-class” as a description of each of TJ107, Enoblituzumab and TJX7 is accurate and reasonable. To avoid potential confusion as to the meaning of this phrase, the Company has revised its disclosure on pages 1, 94 and 135 of the Revised Draft Registration Statement to clarify that “first-in-class” is defined in a temporal sense as the first one of its kind that uses new or unique mechanisms of action to treat an indicated medical condition.

Securities and Exchange Commission

September 5, 2019

(2)

The Company respectfully advises the Staff that, in the Revised Draft Registration Statement, the phrase “best-in-class” is used to show the company’s commitment to developing, by design, investigational drugs that are highly differentiated from currently marketed drugs or drug candidates currently in either clinical or pre-clinical development by a third party. Although our investigational drugs target the same biologic targets, the designed properties of key differentiation embedded in our investigational drugs in terms of pharmacokinetic, pharmacodynamic and biophysical properties, as applicable, are likely to enable them to gain clinical advantages over competing drugs or drug candidates with better safety and efficacy. Such properties of differentiation have been demonstrated either in early stage clinical trials, e.g., TJ202, TJ301 and TJ101, or in pre-clinical studies in non-human primates, e.g., TJC4 and TJD5. To avoid potential confusion as to the meaning of this phrase, the Company has revised its disclosure on pages 1, 94 and 135 of the Revised Draft Registration Statement to clarify the meaning of “best-in-class.” In addition, where the Company referred to a drug candidate as “best-in-class” in the Draft Registration Statement, the Company has replaced the phrase “best-in-class” with “highly differentiated” in each such place throughout the Revised Draft Registration Statement.

(3)

The Company respectfully advises the Staff that, the Company has added cautionary language on pages 3 and 137 of the Revised Draft Registration Statement to the effect that the Company’s mission to develop first-in-class or best-in-class oncology or autoimmune medicines is not intended to give any implication that any particular product candidate of the Company will be guaranteed for approval by the relevant regulatory authorities because of their intended advantages in clinical safety and treatment efficacy.

Commercial Opportunities in China and Our Unique Position, page 1

2.

The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you state you are “one of the top clinical stage innovative biotech companies in China.” We also note your statement on page 4 that you are regarded as an ideal China partner based on your strong development capabilities and proven track record. Please tell us the basis for these claims and balance your summary presentation by providing equally prominent disclosure about the competitive and regulatory challenges you face.

Securities and Exchange Commission

September 5, 2019

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised (i) the disclosure on pages 2, 95, 135 and 136 of the Revised Draft Registration Statement to support the statement that the Company is one of the top clinical stage immunology companies in China; (ii) the disclosure on pages 5 and 138 of the Revised Draft Registration Statement to support the statement that the Company’s partners believe that the Company is their ideal partner in China; and (iii) the disclosure on pages 1, 94 and 135 of the Revised Draft Registration Statement to disclose the competitive and regulatory challenges that the Company faces.

Fast-to-Market China Approach, page 2

3.

Statements indicating safety and efficacy are not appropriate for product candidates in clinical trials. Safety and efficacy determinations are solely within the authority of the applicable regulators and are continually assessed through all phases of clinical trials. Please revise your document to remove all statements that indicate or imply that your product candidates are safe or effective, including preliminary indications of safety or efficacy. We specifically note the following examples:

•	On page 2, “All of these investigational drugs have passed Phase 1 or Phase 2 clinical trials with favorable safety and preliminary efficacy data in Europe, the United States or elsewhere”

•	On page 5, “TJ202 is a differentiated CD38 antibody originally developed by MorphoSys with good clinical safety and efficacy data...”

•	On page 6, “The clinical safety and effect of TJ107 on T cells have been demonstrated in multiple previous and ongoing clinical trials in South Korea and the United States”

•	On page 136, “TJ202 was safe...”

•	On page 139, “TJ107 provides additional treatment efficacy when combined with PD-1/PD-L1 therapies...”

•	On page 142, “TJ101 demonstrated a good safety profile...”

•	On page 144, “Overall, TJ101 was shown to be safe...”

•	On page 145, “There results indicated that weekly or twice monthly treatment with TJ101 produced clinical efficacy...”

Securities and Exchange Commission

September 5, 2019

•	On page 146, “TJ301 demonstrated efficacy in pre-clinical studies...”

•	On page 148 and 149, “TJ301 was safe...[t]he safety profile of TJ301 was favorable...”

•	On page 154, “The combination of enoblituzumab and pembrolizumab demonstrated acceptable safety...”

These examples are provided for illustrative purposes and this is not a complete list of statements indicating that the product candidates are safe or effective. Note that you may present the summary results from the clinical trials without presenting your conclusion relating to safety or efficacy, e.g., you may present data and disclose whether trial endpoints were met. Please revise similar statements on pages 157-158 stating your conclusions that third parties have demonstrated efficacy in clinical trials of otilimab and mavrilimumab. Additionally, we note your disclosure on page 3 that “TJC4 has been validated....” Please clarify what you mean by “validated” in your disclosure.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised (i) the disclosure throughout the Revised Draft Registration Statement to make sure (a) there are no statements that indicate or imply that the Company’s product candidates are safe or effective, including preliminary indications of safety or efficacy and (b) the Company’s disclosure is limited to describe the fact that the Company’s drug candidates have met their respective pre-determined clinical trial endpoints for safety and preliminary efficacy as mentioned in clinical study reports (CSR); (ii) the disclosure on pages 168 and 169 of the Revised Draft Registration Statement regarding efficacy in clinical trials of otilimab and mavrilimumab; and (iii) the disclosure on pages 3 and 137 of the Revised Draft Registration Statement regarding TJC4’s differentiation.

Our Unique Business Model, page 2

4.

We note your use of “fast-to-market” and “fast-to-PoC” here and throughout the prospectus. Please revise your disclosure and similar statements throughout your prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make.

Securities and Exchange Commission

September 5, 2019

The Staff’s comment is duly noted. The Company respectfully advises the Staff that (i) the Company’s fast-to-market China strategy is intended to highlight its drug development strategy for the Greater China area, which focuses on in-licensing the Greater China rights for development and commercialization of investigational drugs from global biopharmaceutical companies and leveraging the Company’s internal development capabilities and insight into China’s regulatory framework to more efficiently navigate those drug candidates through the drug development and registration processes; (ii) the Company’s fast-to-PoC global strategy is intended to highlight our drug development strategy for those investigational drug candidates being internally developed by the Company, which focuses on seeking clinical validation in the United States and using the clinical data generated to advance subsequent clinical development in China; and (iii) neither strategy is intended to create an implication or impression that the Company guarantees successful commercialization of any of the drug candidates in the Company’s China Portfolio or Global Portfolio through registrational development in an accelerated manner.

In response to the Staff’s comment, the Company has (i) revised the disclosure throughout the Revised Draft Registration Statement to make sure there are no statements that indicate or imply that the Company guarantees successful commercialization of any of the drug candidates in the China Portfolio or Global Portfolio through registrational development in an accelerated manner; and (ii) added cautionary language on pages 6, 7, 139 and 141 of the Revised Draft Registration Statement to the effect that pursuing these two strategies does not guarantee that the Company will always be successful in commercializing any of the drug candidates in the China Portfolio or Global Portfolio through registrational development in an accelerated manner.

Our Drug Pipeline, page 5

5.

We note your disclosure on pages 176-177 that you have agreed to share in the development costs of TJ202 with Everest Medicines Limited and that you will share in the product’s profit and loss in proportion to the development costs incurred. Please add explanatory disclosure to your pipeline table presentation to reflect these terms.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline chart on pages 5, 6, and 139 of the Revised Draft Registration Statement.

Securities and Exchange Commission

September 5, 2019

6.

It appears from your disclosure that you have not yet commenced Phase 2 clinical development of enoblituzumab. Accordingly, please shorten the arrow in your pipeline table to reflect the current stage of development.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline chart on pages 5 and 139 of the Revised Draft Registration Statement.

Use of Proceeds, page 81

7.

Please revise to identify the stage of development you expect to achieve for each listed product candidate with the proceeds of the offering. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 83 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis and Financial Conditions and Results of Operations

Results of Operations

Research and Development Expenses, page 98

8.

You provide a breakdown of the major components of your research and development expenses on page 98. For each of your key research and development projects, please also revise to quantify the research and development costs incurred during each period presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 101 and 103 of the Revised Draft Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Ordinary Shares, page 109

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation, beneficial conversion features, and changes in the fair value of the warrants.

Securities and Exchange Commission

September 5, 2019

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the additional requested information once the estimated offering price or range has been determined.

Industry, page 111

10.	We note your use of the Frost & Sullivan report throughout your prospectus. Please provide us with a complete copy of the report marked to show the relevant sections you cite in your disclosure.

The Company respectfully acknowledges the Staff’s comment. The Company is supplementally providing the Staff with a hard copy of the report marked to show the relevant sections the Company cites in its disclosure, together with a cover letter submitting that the hard copy of the report is being provided to the Staff pursuant to Rule 418 under the Securities Act and should be returned to the Company upon completion of the Staff’s review.

Business, page 126

11.

We note that your disclosures throughout this section reference to “progressive disease,” “stable disease,” “minimal response,” “partial response,” “very good partial response,” “complete response,” and “stringent complete response.” Please revise your document to define these terms and disclose how responses were measured.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 146, 147 and 167 of the Revised Draft Registration Statement.

Phase 1 Study of Enoblituzumab Monotherapy, page 153

12.

We note your reference on page 153 to treatment-related Grade 3 or higher adverse events (AEs). Please revise to disclose the definitions for Grade 3 or higher. To the extent a drug-related serious adverse event has occurred, or an event the investigator could not determine was unrelated to treatment, please clearly disclose the event and the number of affected patients.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 164 of the Revised Draft Registration Statement.

Securities and Exchange Commission

September 5, 2019

Global Portfolio, page 157

13.

Please expand your disclosure on page 161 with respect to the Phase 1 clinical trial for TJM2 and on page 165 with respect to the Phase 1 clinical trial for TJC4 to provide the number of patients enrolled in each referenced cohort. Please also revise page 168 to disclose the number of patients enrolled in your TJD5 program.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 171, 177 and 181 of the Revised Draft Registration Statement.

Licensing Agreement with MorphoSys (MOR202/TJ202), page 170

14.

We note your disclosure that you are required to pay tiered double-digit royalties. This disclosure is overly broad and may imply that your royalty rate is up to 49%. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate that does not exceed 10 percentage points. Please also disclose the number of years relevant to the royalty term.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 183 of the Revised Draft Registration Statement.

Licensing and Collaboration Arrangements, page 170

15.

For each of your license and collaboration agreements, please expand your disclosure to include the termination provisions. For each of your in-license agreements and your agreements discussed under the heading “Collaboration Arrangements” on page 176, please disclose amounts paid to date.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 183 through 192 of the Revised Draft Registration Statement.

Securities and Exchange Commission

September 5, 2019

Collaboration Agreement with Macrogenics (enoblituzumab) , page 173

16.

With respect to ownership of the clinical data generated pursuant to your collaboration agreement with Macrogenics, Inc., please clarify what you mean by your reference “where co-ownership is possible.” Additionally, your disclosure that you will co-own the clinical data to the extent not required for Macrogenics to maintain marketing approvals in China appears inconsistent with your disclosure that you own an exclusive license to Macrogenics’ patents to commercialize enoblituzumab in Greater China. Please revise or advise. Please also disclose the expiry date for the latest data exclusivity period referenced on page 174.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 187 of the Revised Draft Registration Statement.

Out-Licensing Arrangements

Licensing Agreement with CSPC Entity, page 175

17.	Please disclose when the latest to expire patent is scheduled to expire.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 190 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Limitations on Obligations and Liability to ADS Holders, page 253

18.

We note your disclosure that the deposit agreement contains a waiver of jury trial provision. Please revise your disclosure to clarify that by agreeing to the provision, investors will not be deemed to have waived the Company’s or the depositary’s compliance with the federal securities laws or the rules and regulations promulgated thereunder. Please also ensure that the deposit agreement includes a statement to that effect.

The Company respectfully advises the Staff that the Company has not selected a depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. The Company acknowledges the Staff’s comment and will address this comment in a future amendment to the Revised Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Securities and Exchange Commission

September 5, 2019

Taxation

PRC Taxation, page 257

19.

We note your statement of belief that I-Mab is not a PRC resident for PRC tax purposes. Please revise to clearly state that the disclosure in this section is the opinion of named counsel, and revise to express a firm opinion for each material tax consequence. If such opinion is subject to uncertainty, counsel may provide a “should’ or “more likely than not” opinion and explain why a “will” opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 274 and 275 of the Revised Draft Registration Statement.

Financial Statements

Notes to the Consolidated Financial Statements

18. Licensing and Collaboration Arrangements

Out-Licensing Collaboration Arrangements, page F-45

20.

With regards to your revenue recognition conclusions for your collaboration agreement with CSPS Pharmaceutical Group Limited, please explain what consideration was given to the ongoing performance obligation of assisting CSPC in the continued optimization of the manufacturing technology.

In response to the Staff’s comment above, the Company respectfully advises the Staff that in accordance with the accounting guidance in ASC 606-10-25-16A, considering (i) the primary purpose of the CSPC Agreement was to grant CSPC exclusive rights under the Company’s patent rights in China to develop and commercialize TJ103, (ii) the relative significance of the Company’s promised service of assisting CSPC in the continued optimization of the transferred manufacturing technology within all the contractual arrangements as a whole was very minimal, and (iii) the Company has neither provided nor expects to provide any substantial ongoing assistance service to CSPC, the Company concluded that the Company’s promised service of assisting CSPC was immaterial and negligible in the context of the entire CSPC Agreement and hence the Company was not required to assess whether such service was a performance obligation.

Securities and Exchange Commission

September 5, 2019

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act of 1933, as amended, is presented to potential investors, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

22.

Please ensure that all graphics are legible and provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Revised Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus. If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

*        *        *

Securities and Exchange Commission

September 5, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com or Jane Kong, the partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-2648 or by email at jane.kong@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jingwu Zhang Zang, Chairman of the Board of Directors, I-Mab

Jielun Zhu, Director and Chief Financial Officer, I-Mab

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP